SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August, 2026

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

Save the Date - Nu Holdings Investor Day, December 8, 2026

Grand Cayman, Cayman Islands, September 2, 2026. Nu Holdings Ltd. ("Nu" or the "Company") (NYSE: NU), one of the world's largest digital banking platforms, today announced that it will host its first Investor Day on Tuesday, December 8, 2026, in New York City, with both in-person and virtual attendance available.

The event will feature presentations by David Vélez, Founder and Chief Executive Officer, and other members of Nu's senior management team, covering the Company's long-term strategy, growth opportunities, and drivers of value creation across its markets.

Registration details and the full agenda will be shared closer to the event. A live webcast and supporting materials will be available at investors.nu, with a replay posted following the event.

Investor Relations
Guilherme Souto
investors@nubank.com.br

Media Relations
Simone Iwasso
press@nubank.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Guilherme Souto
Guilherme Souto Investor Relations Officer

Date:  August 31, 2026